[USAA             9800 Fredericksburg Road
EAGLE             San Antonio, Texas 78288
LOGO (R)]



April 18, 2007

VIA E-MAIL AND EDGAR

Mr. Vince di Stefano
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E., 0505
Washington, DC 20549

RE:      USAA Mutual Funds Trust
         Post-Effective Amendment No. 23
         1933 Act File No. 33-65572
         1940 Act File No. 811-7852

Dear Mr. di Stefano:

     This letter responds to the comments you provided to me on April 17, 2006, regarding the above-referenced filing of USAA Mutual Funds Trust (referred to herein as the Trust and the Fund).

     As a preliminary matter and as requested by the Commission, the Trust, in responding to your comments, acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Listed below are your comments with the Trust's accompanying responses. For easier reading, the Trust will be referred to as "we" or "us" throughout this letter.

COMMENTS ON THE PROSPECTUSES

1. COMMENT: You asked us to add disclosure stating that 60 days prior notice will be given to shareholders if the Board of Trustees changes the Fund's investment objective.

     RESPONSE: Item 4(a) of Form N-1A simply requires a Fund to state its investment objective and, if applicable, that the objective may be changed without shareholder approval. And the 60-day notice disclosure required of certain funds under Rule 35d-1 does not apply here. Accordingly, we believe that our disclosure meets the requirements of Item 4(a) and that no further disclosure is warranted.

2. COMMENT: In the section about "Reallocation Risk," you asked us to delete the introductory phrase "[w]hile we attempt to minimize any adverse impact to the Fund or its shareholders" from the fourth sentence.

     RESPONSE: The requested change has been made.

3. COMMENT: In the last paragraph of the section about "Short Sale Risk," you asked us to delete the introductory phrases "[o]n one hand" and "[o]n the other hand."

     RESPONSE: The requested changes have been made.

4. COMMENT: You asked us to disclose a percentage range of investments that the Fund can make in derivatives.

     RESPONSE: There is no specific requirement in Form N-1A or otherwise to disclose the specific percentage of assets that a fund intends to commit to a particular strategy, with certain exceptions that are not relevant here (e.g., the Names Rule). Accordingly, we believe that our disclosure meets the requirements of Form N-1A and that no further disclosure is warranted.

5. COMMENT: You asked us to disclose only the base advisory fee in the fee table, with disclosure about the impact of the performance fee made only in a footnote to the fee table.

     RESPONSE: In Form N-1A, Instruction 3(d)(i) of Item 3 states that registrants must "[b]ase the percentages of `Annual Fund Operating Expenses' [of which management fees are a component] on amounts incurred during the Fund's most recent fiscal year." Of course, the Fund's fees and expenses incurred during the most recent fiscal year will reflect the impact of the performance fee and, therefore, it is consistent with this instruction to include the impact of the performance fee arrangement in the fee table itself rather than in a footnote. This is further supported by Instruction 3(a), which specifically states that for purposes of the fee table presentation , "Management Fees" include "investment advisory fees (including any fees based on the Fund's performance)." Accordingly, we believe that our current disclosure meets the requirements of Form N-1A.

6. COMMENT: With respect to the performance fee disclosure in the fee table, you asked us to disclose that the performance fee is calculated using a 36-month rolling period and that average net assets over the same 36-month period are used in computing the performance fee.

     RESPONSE: This disclosure is already included in the "Fund Management" section of the Fund's prospectus, with footnote (a) of the fee table cross-referencing this section. Accordingly, we believe that no further disclosure is warranted.

7. COMMENT: With respect to the performance fee disclosure in the fee table, you asked us to disclose that the adviser could owe the Fund money in a period of declining assets and poor performance.

     RESPONSE: While we are not sure we understand how the adviser would owe the Fund money in a period of declining assets and poor performance (since the base management fee is 0.65% and the maximum performance adjustment is -0.06%), we nevertheless have reviewed our disclosure regarding the performance fee arrangement and believe that the disclosure is accurate and that no further disclosure is necessary.

8.   COMMENT:   You  asked  us  to  confirm   that  we  disclose   that  certain
     investment-grade securities have speculative characteristics.

     RESPONSE: In the "Credit Risk" section on page 2 of the prospectus, we disclose that "[s]ecurities in the lowest-rated investment-grade category have speculative characteristics."

9. COMMENT: In the footnotes to the table of "Average Annual Total Returns," you asked us to add disclosure stating that the Lipper Index includes fees and expenses of the funds that constitute the index.

     RESPONSE: The sample "Average Annual Total Returns" table included in Item 2 of Form N-1A shows that any index included in the table must parenthetically disclose directly in the table, as appropriate, that the index "(reflects no deductions for [fees, expenses, or taxes])." We already include this disclosure in the table with respect to both the S&P 500 Index (i.e., "reflects no deduction for fees, expenses, or taxes") and the Lipper Flexible Portfolio Funds Index (i.e., "reflects no deduction for taxes"). Accordingly, we believe that our disclosure meets the requirements of Form N-1A and that no further disclosure is warranted.

COMMENT ON THE SAI

10. COMMENT: In the "Investment Restrictions" section, define in each instance what is meant by "except as permitted under the 1940 Act."

     RESPONSE: We believe that this comment essentially asks us to insert the text of various laws, rules, and regulations into our SAI in a manner exceeding the requirements of Form N-1A. We have reviewed our disclosure regarding the Fund's investment restrictions and believe that the disclosure is accurate and that no further disclosure is necessary.

                                     * * * *

     I trust that the foregoing is responsive to your comments. Please call me at (210) 498-4628 if you have any questions.

                                    Best regards,


                                    /s/ James L. Love
                                    James L. Love
                                    Assistant Secretary


cc: Kirkpatrick & Lockhart Preston Ellis Gates LLP